Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Phunware, Inc. on Form S-3 of our report dated March 19, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Phunware, Inc. as of December 31, 2018 and 2017 and for the two years in the period ended December 31, 2018 and 2017, which report appears in the Annual Report on Form 10-K. We also consent to the reference to our Firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP
New York, NY
January 10, 2020